UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Alarm.com Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

011642105

 (CUSIP Number)

James E. Stevenson, Jr.
ABS Capital Partners
400 East Pratt Street, Ste. 910
Baltimore, Maryland 21202
(410) 246-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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EXPLANATORY NOTE

ABS Capital Partners V Trust, a liquidating trust governed by Delaware Law ("ABS Trust"), and ABS Capital Partners, Inc., a Maryland corporation (together, the "Reporting Persons") filed a Schedule 13G on February 16, 2016, as their initial beneficial ownership filing to report their beneficial ownership of the shares of common stock of the Issuer (as defined below) as of December 31, 2015. The Reporting Persons thereafter filed a Schedule 13D on September 23, 2016 (the "Original Schedule 13D", and together with Amendment No. 1 filed on December 1, 2016, Amendment No. 2 filed on March 23, 2017, Amendment No. 3 filed on May 18, 2017 and this Amendment No. 4, the "Schedule 13D") to update the information set forth in the previously-filed Schedule 13G. This Amendment No. 4 amends and supplements the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

Not applicable.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated as follows:

Each of the Reporting Persons has ceased to beneficially own five percent or more of the outstanding shares of Common Stock.

CUSIP No. 011642105	13D/A	Page 3 of 3

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 28th day of August, 2017.

/s/ James E. Stevenson, Jr.                        August 28, 2017
James E. Stevenson, Jr.
Managing Director of ABS Capital Partners, Inc., the Trustee
of ABS Capital Partners V Trust

/s/ James E. Stevenson, Jr.                        August 28, 2017
James E. Stevenson, Jr.
Managing Director of ABS Capital Partners, Inc.